EXHIBIT 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

						Nine (9) months
						ended
	Years ended December 31,					September 30,
(in thousands)	2002	2003	2004	2005	2006	2007
Income (loss) before income tax	$(13,468)	$(2,141)	$(28,609)	$(32,163)	$(26,877)	$(40,357)
Add: Fixed charges	429	870	900	1,050	1,616	1,720
Earnings as defined	$(13,039)	$(1,271)	$(27,709)	$(31,113)	$(25,261)	$(38,637)

Fixed charges:
Interest expensed	$162	$393	$414	$367	$677	$855
Appropriate portion (1/3) of rental expense	267	477	486	683	939	865
Total Fixed charges	$429	$870	$900	$1,050	$1,616	$1,720

Ratio of earnings to fixed charges	(2)	(2)	(2)	(2)	(2)	(2)

(1)	For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before the cumulative effect of changes in accounting principle, plus fixed charges. Fixed charges consist of interest charges and that portion of rental payments under operating leases we believe to be an appropriate representation of interest, which is calculated as one-third of rental expenses expensed each period.

(2)	Earnings for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 and for the nine months ended September 30, 2007, were insufficient to cover fixed charges by $13,039, $1,271, $27,709, $31,113, $25,261 and $38,637 (in thousands), respectively.